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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549



                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934

                            (Amendment No.  14  )*


                           ONE VALLEY BANCORP, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                 COMMON STOCK
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  682419 10 6
                            ----------------------
                                (CUSIP Number)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 682419 10 6                  13G                 Page 2 of 5  Pages


1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Ray Marshall Evans, Jr.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [_]

                                                                (b) [_]

3  SEC USE ONLY


4  CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America


                       5  SOLE VOTING POWER
 NUMBER OF
                                44,533
  SHARES
                       6  SHARED VOTING POWER
BENEFICIALLY
                                2,198,171
  OWNED BY
                       7  SOLE DISPOSITIVE POWER
   EACH
                                44,533
 REPORTING
                       8  SHARED DISPOSITIVE POWER
  PERSON
                                2,198,171
   WITH

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,242,704

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        8.25%

12 TYPE OF REPORTING PERSON*

        IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                       2
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Item 1(a). Name of Issuer:

   One Valley Bancorp, Inc.
---------------------------------------------------------------------

Item 1(b). Address of Issuer's Principal Executive Offices:

   One Valley Square
---------------------------------------------------------------------

   Charleston, West Virginia 25301
---------------------------------------------------------------------

Item 2(a). Name of Person Filing:

R. Marshall Evans, Jr.
---------------------------------------------------------------------

Item 2(b). Address of Principal Business Office or, if none, Residence:

3401 Northside Parkway
---------------------------------------------------------------------

Atlanta, Georgia 30327
---------------------------------------------------------------------

Item 2(c). Citizenship:

   United States of America
---------------------------------------------------------------------

Item 2(d). Title of Class of Securities:

   Common Stock
---------------------------------------------------------------------

Item 2(e). CUSIP Number:

   682419 10 6
---------------------------------------------------------------------

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

        (Not applicable)

Item 4. Ownership.

        (a) Amount Beneficially Owned:

              2,242,704
        -------------------------------------------------------------

        (b) Percent of Class:

              8.25%
        -------------------------------------------------------------


        (c) Number of shares as to which such person has:
            (i) sole power to vote or to direct the
            vote 44,533
                 -------
            (ii) shared power to vote or to direct the
            vote 2,198,171
                ----------
            (iii) sole power to dispose or to direct the
            disposition of 44,533
                          -------
            (iv) shared power to dispose or to direct the
            disposition of 2,198,171
                          ----------

Item 5.       Ownership of Five Percent or Less of a Class:


              (Not applicable)

Item 6.       Ownership of More than Five Percent on Behalf of Another Person:

              1,308,562 shares are held by Mr. Evans as co-trustee with Robert
              F. Goldsmith and One Valley Bank, N.A., under various trusts; 186,733 shares are held by Mr. Evans as co-trustee with One Valley Bank, N.A.; 219,464 shares are held by Mr. Evans as co-trustee with One Valley Bank, N.A. and another individual co-trustee; 9,033 shares are held by his spouse in her name; and 36,132 shares are held by his wife as trustee. Several individuals are entitled to receive income from the above trusts. At present, none of these individuals has the right to receive or the power to direct the receipt of dividends from more than 5% of these securities. It is further noted that 438,247 shares are attributed to Mr. Evans as those to which he has shared power to vote or to direct the vote or shared power to dispose or direct the disposition by virtue of the fact that he is an executive officer in a corporation which owns common stock of the Issuer.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security being Reported on by the Parent Holding Company:

              (Not applicable)

Item 8.       Identification and Classification of Members of the Group:

              (Not applicable)



                                       4
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Item 9.       Notice of Dissolution of Group:

              (Not applicable)

Item 10.      Certification.

              (Not applicable)

Signature:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                        1/21/98
--------------------------------------------------------------------------------
Date


          /s/ Ray Marshall Evans, Jr.
--------------------------------------------------------------------------------
Signature



/s/ Ray Marshall Evans, Jr. Principal Shareholder
--------------------------------------------------------------------------------
Name/Title




                                       5